ULTRA SERIES FUND
        AMENDED AND RESTATED MULTIPLE CLASS PLAN - USF (RULE 18F-3 PLAN)
                          EFFECTIVE AS OF JULY 1, 2009

A. Ultra Series Fund ("TRUST") is a diversified, open-end management investment company registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended ("ACT"). The Trust is organized as a business trust pursuant to the laws of the state of Massachusetts.

B. The Declaration of Trust of the Trust authorizes the Trust to issue multiple series of shares of beneficial interest, each of which represents a fractional undivided interest in a separate investment portfolio ("FUND"). The Declaration of Trust also authorizes the Trust to divide each series of shares into multiple classes. The Trust hereby establishes two classes of shares: Class I and Class
II. As described in more detail below: Class II shares are subject to an asset-based distribution and service fee and Class I shares are not.

C. This Multiple Class Plan ("PLAN") is a plan as contemplated by Rule 18f-3(d) under the Act.

D. The Board of Trustees of the Trust ("BOARD"), including a majority of the trustees who are not interested persons of the Trust (as defined in Section 2(a)(19) of the Act), have approved and adopted the Plan for each Fund and determined that the Plan is or will be: (i) in the best interests of the holders of Class I shares of each series; (ii) in the best interests of the holders of Class II shares of each series; and (v) in the best interests of the Trust as a whole.

E. The Plan will remain in effect until such time as the Board terminates the Plan or makes a material change to the Plan. Any material change to the Plan must be approved by the Board, including a majority of the trustees who are not interested persons of the Trust, as being in the best interests of each series and class of shares to which such change would apply and the Trust as a whole.

                                    SECTION I
                   CLASSES AND DISTRIBUTION AND SERVICES FEES

1.1 Class I Shares. Class I shares are sold or otherwise offered through Mosaic Funds Distributor, LLC ("MFD"), or other registered broker-dealers authorized by MFD, at net asset value primarily through variable insurance and annuity products issued by CUNA Mutual Insurance Society ("CMIS") and to CMIS' retirement plans.

1.2 Class II Shares. Class II shares are sold or otherwise offered through MFD, or other registered broker-dealers authorized by MFD, at net asset value primarily through variable insurance and annuity products issued by CMIS. Class II shares are subject to an asset-based distribution and service fee of 0.25% of the average daily net assets of each Fund attributable to Class II shares on an annual basis.

1.3 Overall Limits. Notwithstanding the foregoing, the aggregate amounts of any asset-based distribution and service plan fee must comply with the requirements of Section 2830 of the Conduct Rules of Financial Industry Regulatory Authority, Inc. ("FINRA"), as amended from time to time, and any other rules or regulations promulgated by the FINRA applicable to mutual fund distribution and service fees.

                                   SECTION II
                             ALLOCATION OF EXPENSES

2.1 Class Distinctions. Class I and Class II shares each represent interests in the same series of the Trust. All classes of shares are identical in all respects except that: (1) each class may be subject to a distinct distribution and/or service fee (as
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described above); (2) each class will bear different Class Expenses (as defined below); (3) each class will have exclusive voting rights with respect to matters that exclusively affect that class (such as approval of any Rule 12b-1 plan for such class); and (4) each class will bear a different name or designation.

2.2 Class Expenses. The Board, acting in its sole discretion, has determined that those expenses attributable to the shares of a particular class ("CLASS EXPENSES") will be borne solely by the class to which they are attributable. For example, the asset-based distribution and service fees of Class II shares are Class Expenses of Class II shares. Class Expenses also include the following as they each relate to a particular class of shares: (1) transfer agency fees; (2) expenses related to preparing, printing, mailing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders; (3) state and federal registration fees; (4) extraordinary expenses such as litigation expenses; (5) trustees' fees and expenses incurred as a result of issues relating solely to a particular class; (6) accounting, audit and tax expenses; (7) the expenses of administrative personnel and services required to support the shareholders; and (8) fees and other payments made to entities performing services, including account maintenance, dividend, disbursing or subaccounting services or administration of a dividend reinvestment or systematic investment or withdrawal plan. However, to the extent that allocation of expenses to a particular share class is not practical or would not significantly differ from a pro-rata allocation, such expenses will be allocated as provided in Section 3.1.

                                   SECTION III
                     ALLOCATION OF TRUST INCOME AND EXPENSES

3.1 Allocation of Income and Expenses. All income earned and expenses incurred by the Trust and not allocable to a particular share class are borne on a pro-rata basis by each outstanding share of each class based on the value of the net assets of the Trust attributable to that class as represented by the daily net asset value of shares of that class. On a daily basis, the total interest, dividends or other income accrued and common expenses incurred are multiplied by the ratio of the Fund's net assets attributable to each class to determine the income and expenses attributable to that class for the day. Expenses properly attributable to each class are recorded separately and charged to that class; net income for each class is then determined for the day and segregated on the Fund's general ledger. Because of the distribution and service fee and other Class Expenses borne by Class II shares, the net income attributable to and the dividends payable on Class II shares are anticipated to be lower (although it may be higher) than that of the Class I shares. Dividends, however, are declared and paid on all classes of shares on the same days and at the same times.

                                   SECTION IV
                                   AMENDMENTS

4.1 Amendments. This Plan may not be amended to change any material provision unless such amendment is approved by the vote of the majority of the Board, including a majority of the trustees who are not interested persons of the Trust, based on their finding that the amendment is in the best interests of each class individually and the Trust as a whole.

                                    SECTION V
                                  RECORDKEEPING

5.1 Recordkeeping. The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of this Plan or agreement, the first two years in an easily accessible place.